Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of February, 2012

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Earnings release
2.	Board of Directors Minutes
3.	Fiscal Council Minutes
4.	Notice to Shareholders

Item 1

São Paulo, February 15th, 2012 – Ultrapar Participações S.A. (BM&FBOVESPA: UGPA3 / NYSE: UGP), a company engaged in fuel distribution (Ultragaz/Ipiranga), chemicals (Oxiteno) and storage for liquid bulk (Ultracargo), hereby reports its results for the fourth quarter and the year 2011.

Results conference call

Brazilian conference call
February 17th, 2012
8:00 a.m. (US EST)
São Paulo – SP
Telephone for connection: +55 11 2188 0155
Code: Ultrapar

International conference call
February 17th, 2012
9:30 a.m. (US EST)
Participants in Brazil: 0800 891 0015
Participants in the USA: 1 877 317 6776
International participants: +1 412 317 6776
Code: Ultrapar

IR Contact
E-mail: invest@ultra.com.br
Telephone: + 55 11 3177 7014
Website: www.ultra.com.br

Ultrapar Participações S.A.
UGPA3 = R$ 32.01/share (12/29/11)
UGP = US$ 17.20/ADR (12/30/11)

We reported in 4Q11 one more quarter of positive results progression, with 9% growth in EBITDA. We ended 2011 achieving record levels of earnings, with 13% growth in EBITDA, which reached R$ 2,011 million, and 12% growth in net earnings over the previous year, despite a less favorable macroeconomic environment.

➢ ULTRAPAR’S NET SALES REACH R$ 49 BILLION IN 2011

➢ ULTRAPAR’S EBITDA EXCEEDS R$ 2 BILLION IN 2011, UP 13% OVER 2010

➢ ULTRAPAR’S NET EARNINGS REACH R$ 855 MILLION IN 2011, UP 12% OVER 2010

➢ ADDITIONAL DIVIDEND DISTRIBUTION OF R$ 273 MILLION APPROVED, RESULTING IN TOTAL DIVIDENDS OF R$ 525 MILLION IN 2011, CORRESPONDING TO A 61% PAYOUT FOR THE YEAR AND A 23% GROWTH OVER 2010

“We are pleased to end one more year of important accomplishments and growth. We reached the 22nd consecutive quarter of growth in Ultrapar’s EBITDA, achieving record levels of earnings in the year. Additionally, in 2011, Ultrapar took significant steps to deepen the alignment of interests among all shareholders and to endure its growth through the implementation of a new corporate governance structure. The new structure, combined with Ultrapar’s consistent planning and execution and with the features of its businesses – which are partly resilient and partly leveraged on the economic growth – provide visibility for the company to continue its trajectory of expansion and value creation.”

Pedro Wongtschowski – CEO

Considerations on the financial and operational information

Standards and criteria adopted in preparing the information

From the year ending December 31st, 2010 onwards, CVM made mandatory the adoption of the International Financial Reporting Standards (IFRS) in the presentation of consolidated financial statements of the Brazilian publicly-listed companies. Accordingly, Ultrapar’s consolidated financial statements for years 2010 and 2011 were prepared in compliance with the IFRS, which differs in certain aspects from the previous Brazilian accounting standards.

For an understanding of the effects of the adoption of the IFRS, we released financial spreadsheets on CVM’s website (www.cvm.gov.br), as well as on Ultrapar’s website (www.ultra.com.br), demonstrating the impacts of the accounting changes introduced by the IFRS on the main line items of the financial statements for years 2009 and 2010, in comparison with the amounts that would have been obtained without such changes. Additional information on the changes resulting from the adoption of the IFRS is available in note 2 of the financial statements of the year ended December 31st, 2010.

The financial information of Ultragaz, Ipiranga, Oxiteno and Ultracargo is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated financial information of Ultrapar. In addition, except when otherwise indicated, the amounts presented in this document are expressed in millions of Reais and, therefore, are subject to rounding off. Consequently, the total amounts presented in the tables may differ from the direct sum of the amounts that precede them.

Effect of the acquisition – DNP

On October 26th, 2010, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of 100% of the shares of Distribuidora Nacional de Petróleo Ltda. (“DNP”). The total value of the acquisition is R$ 73 million, with the initial disbursement of R$ 47 million in November 2010 and additional disbursements of R$ 27 million in 2011. Ultrapar’s and Ipiranga’s financial statements started to consolidate the results of the acquired business from the closing of the acquisition, occurred on November 1st, 2010.

Effect of the acquisition – Repsol

On October 20th, 2011, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of 100% of the shares of Repsol Gás Brasil S.A. (“Repsol”). The acquisition value is R$ 50 million. This amount includes R$ 2 million related to the net cash of the acquired company. Ultrapar’s and Ultragaz’s financial statements started to consolidate the results of the acquired business from the closing of the acquisition, occurred also on October 20th, 2011.

Summary of the 4th quarter of 2011

Ultrapar – Consolidated data	4Q11	4Q10	3Q11	Δ (%) 4Q11v4Q10	Δ (%) 4Q11v3Q11	2011	2010	Δ (%) 2011v2010
Net sales and services	12,758	11,255	12,909	13%	(1%)	48,661	42,482	15%
Gross profit	917	849	927	8%	(1%)	3,522	3,159	11%
Operating profit	356	397	398	(10%)	(10%)	1,452	1,324	10%
EBITDA	505	465	536	9%	(6%)	2,011	1,776	13%
Net earnings¹	221	245	225	(10%)	(2%)	855	765	12%
Earnings attributable to Ultrapar per share²	0.41	0.46	0.42	(10%)	(1%)	1.59	1.43	11%
Amounts in R$ million (except for EPS)
¹ Under IFRS, net earnings include net earnings attributable to non-controlling shareholders.
2 Calculated based on the weighted average number of shares over the period, excluding shares held in treasury. Retroactively adjusted to reflect the 1:4 stock split approved in the Special Shareholders’ Meeting held on February 10th, 2011.

Ultragaz – Operational data	4Q11	4Q10	3Q11	Δ (%) 4Q11v4Q10	Δ (%) 4Q11v3Q11	2011	2010	Δ (%) 2011v2010
Total volume (000 tons)	416	403	438	3%	(5%)	1,652	1,608	3%
Bottled	284	280	301	1%	(5%)	1,134	1,115	2%
Bulk	131	123	137	7%	(4%)	518	493	5%

Ipiranga – Operational data	4Q11	4Q10	3Q11	Δ (%) 4Q11v4Q10	Δ (%) 4Q11v3Q11	2011	2010	Δ (%) 2011v2010
Total volume (000 m³)	5,629	5,324	5,777	6%	(3%)	21,701	20,150	8%
Diesel	3,102	2,846	3,339	9%	(7%)	12,069	11,032	9%
Gasoline, ethanol and NGV	2,430	2,362	2,324	3%	5%	9,208	8,653	6%
Other3	97	116	115	(16%)	(16%)	425	465	(9%)
3 Fuel oil, kerosene, lubricants and greases.

Oxiteno – Operational data	4Q11	4Q10	3Q11	Δ (%) 4Q11v4Q10	Δ (%) 4Q11v3Q11	2011	2010	Δ (%) 2011v2010
Total volume (000 tons)	179	170	172	5%	4%	660	684	(4%)
Product mix
Specialty chemicals	150	158	152	(5%)	(1%)	598	634	(6%)
Glycols	29	12	20	136%	43%	62	50	23%
Geographical mix
Sales in Brazil	134	117	131	15%	2%	479	483	(1%)
Sales outside Brazil	45	53	41	(16%)	11%	181	201	(10%)

Ultracargo – Operational data	4Q11	4Q10	3Q11	Δ (%) 4Q11v4Q10	Δ (%) 4Q11v3Q11	2011	2010	Δ (%) 2011v2010
Effective storage4 (000 m3)	598	528	590	13%	1%	582	552	5%
4 Monthly average

Macroeconomic indicators	4Q11	4Q10	3Q11	Δ (%) 4Q11v4Q10	Δ (%) 4Q11v3Q11	2011	2010	Δ (%) 2011v2010
Average exchange rate (R$/US$)	1.80	1.70	1.64	6%	10%	1.67	1.76	(5%)
Brazilian interbank interest rate (CDI)	2.7%	2.6%	3.0%			11.6%	9.8%
Inflation in the period (IPCA)	1.5%	2.2%	1.1%			6.5%	5.9%

Highlights

➢
Dividend distribution of R$ 273 million approved – On this date, the Board of Directors of Ultrapar approved a dividend payment of R$ 273 million, equivalent to R$ 0.51 per share, to be paid from March 2nd, 2012 onwards. This distribution, added to the anticipated dividends distributed in August 2011, totals R$ 525 million in the year and corresponds to a 61% payout over 2011 net earnings, representing a dividend yield of 3,5% on Ultrapar's average share price in 2011. The total amount distributed is 23% higher than the dividends distributed in 2010, and reflects the strong progression in Ultrapar’s results and cash generation in recent years.

➢
Investment plan approved for 2012 – Ultrapar’s Board of Directors approved the investment plan for 2012 of R$ 1,088 million. The plan includes R$ 775 million of investments at Ipiranga, R$ 83 million at Oxiteno, R$ 157 million at Ultragaz and R$ 51 million at Ultracargo. These investments aim at growth through increased scale and productivity gains, as well as modernizing existing operations. This amount does not include acquisitions. The investments plan reflects opportunities for continued growth and value creation of the company, with the implementation of strategic initiatives specific to each business unit.

➢
Ultrapar remains in the portfolio of BM&FBOVESPA’s Corporate Sustainability Index (ISE) – In November 2011, BM&FBOVESPA announced the new composition of ISE’s portfolio, to which Ultrapar was selected once more. The ISE is comprised of companies with recognized commitment to social and environmental responsibility, corporate governance and corporate sustainability. The ISE evaluates those aspects, in an integrated manner, both in quantitative and qualitative terms.

Executive summary of the results

During the fourth quarter of 2011, the Brazilian economy presented signs of recovery and return to the growth trajectory. The retail sector grew by 7% in October and November when compared with the same period of 2010. Specifically in relation to the automotive sector, the number of vehicles licensed in the 2011 grew by 3% compared with 2010, with 3.4 million light vehicles added to the fleet. In the international scenario, economic instability resulted in a depreciation of the Real against the dollar during 4Q11, ending the period at R$1.88/US$. The maintenance of a less favorable outlook for the global economy contributed to the Central Bank’s decision to decrease the interest rate (SELIC) to 11% in the last meeting of the COPOM (Monetary Policy Committee) in 2011, maintaining a cycle of successive reductions.

In 4Q11, Ultragaz’s sales volume grew by 3% compared with 4Q10, driven by the 7% growth in the bulk segment. Ultragaz’s EBITDA reached R$ 51 million in the quarter, down 10% from 4Q10. Excluding one-off effects occurred in 4Q11 and in 4Q10, Ultragaz’s EBITDA in the 4Q11 presented a reduction of 4% over 4Q10, significantly lower than the 18% drop recorded between third quarters. In 2011, Ultragaz’s EBITDA totaled R$ 282 million, down 8% from 2010.

In Ipiranga, the continued growth of the light vehicle fleet and of the Brazilian economy, combined with investments for the network expansion, resulted in a 6% increase in fuel sales volume over 4Q10. Excluding expenses of R$ 16 million related to the preparation for the conversion of Texaco service stations into Ipiranga brand in the Midwest, Northeast, and North regions of Brazil, Ipiranga’s EBITDA totaled R$ 358 million in 4Q11, 11% higher than that in 4Q10, which is equivalent to a unit EBITDA margin of R$ 64/m³. In 2011, Ipiranga’s EBITDA totaled R$ 1,330 million, up 24% over 2010.

Oxiteno’s sales volume totaled 179 thousand tons, up 5% over 4Q10, with a 15% increase in the Brazilian market, mainly due to higher sales of glycols, and a 16% decrease in the sales in the international market, as a result of the global economic slowdown. Oxiteno’s EBITDA totaled R$ 80 million in 4Q11, up 47% over 4Q10, mainly as a result of the recovery in unit margins during the last 12 months, the 6% weaker Real and higher sales volume. In 2011, Oxiteno’s EBITDA totaled R$ 261 million, 8% growth compared with 2010.

In 4Q11, Ultracargo’s average storage recorded a 13% increase compared with 4Q10, mainly due to an increase in effective storage in the Suape terminal, led by the start up of the expanded terminal in 3Q11, and in the Santos terminal, as a result of increased imports of ethanol. As a result of the increased average storage, Ultracargo’s EBITDA totaled R$ 29 million in 4Q11, up 16% over 4Q10. In 2011, Ultracargo’s EBITDA totaled R$ 118 million, up 6% over 2010.

Ultrapar’s consolidated EBITDA totaled R$ 505 million in 4Q11, up 9% over 4Q10, due to the EBITDA growth in Ipiranga, Oxiteno, and Ultracargo. Net earnings for 4Q11 reached R$ 221 million, down 10% from 4Q10, mainly as a result of higher income from sale of assets in 4Q10. In 2011, Ultrapar’s EBITDA totaled R$ 2,011 million, up 13% over 2010, and net earnings totaled R$ 855 million, a 12% growth compared with 2010.

Operational Performance

Ultragaz – In 4Q11, Ultragaz’s sales volume reached 416 thousand tons, up 3% over 4Q10, driven by a 7% growth in the bulk segment, resulting from the economic growth, higher consumption in the large consumers segment and the acquisition of Repsol Gás Brasil, which operated exclusively in this segment. Compared with 3Q11, sales volume decreased by 5%, mainly as a result of seasonality between periods, partially offset by the acquisition of Repsol. In 2011, Ultragaz’s sales volume totaled 1,652 thousand tons, up 3% over 2010.

Ultragaz – Sales volume (000 tons)

Ipiranga – Ipiranga’s sales volume totaled 5,629 thousand cubic meters in 4Q11, up 6% over 4Q10. In 4Q11, sales volume of fuels for light vehicles grew by 3% as a result of the growth in the light vehicle fleet and investments made to expand the network, partially offset by the increased share of gasoline in the sales mix, due to the lower availability and competitiveness of ethanol in 2011. Excluding the effects of the increased share of gasoline in the sales mix, sales volume of fuels for light vehicles would have grown by 7% compared with 4Q10. The diesel volume grew by 9% over 4Q10 as a result of investments made to capture new clients and the growth of the Brazilian economy. Compared with 3Q11, total sales volume decreased by 3%, mainly as a result of the seasonality between periods in diesel sales. In 2011, Ipiranga accumulated sales volume of 21,701 thousand cubic meters, up 8% over 2010.

Ipiranga – Sales volume (000 m³)

Oxiteno – Oxiteno’s sales volume totaled 179 thousand tons, up 5% over 4Q11. In the domestic market, sales volume grew by 15% (17 thousand tons), as a consequence of higher sales of glycols. Sales of specialty chemicals in the domestic market decreased by 3%, lower than the 7% decrease accumulated from January to September 2011, as a result of the reduced effect of inventory adjustments to the Brazilian economic slowdown by Oxiteno’s clients. In the international market, sales volume decreased by 16% (8 thousand tons), mainly as a result of the global economy slowdown. Compared with 3Q11, sales volume increased by 4% (6 thousand tons), mainly as a consequence of higher sales of glycols, partially offset by the seasonality between quarters. Oxiteno’s sales volume in 2011 totaled 660 thousand tons, down 4% from 2010.

Oxiteno – Sales volume (000 tons)

Ultracargo – In 4Q11, Ultracargo’s average storage increased by 13% over 4Q10, mainly due to an increase in effective storage in the Suape terminal, as a result of the start up of the expanded terminal in 3Q11, and in the Santos terminal, due to increased imports of ethanol. Compared with 3Q11, the average storage increased by 1%. In 2011, Ultracargo accumulated a 5% increase in the average storage of its terminals.

Ultracargo – Average storage (000 m³)

Economic-Financial Performance

Net sales and services – Ultrapar’s consolidated net sales and services amounted to R$ 12,758 million in 4Q11, up 13% over 4Q10, as a result of the sales growth in all businesses. Compared with 3Q11, Ultrapar’s net sales and services decreased by 1%. In 2011, Ultrapar’s net revenues totaled R$ 48,661 million, up 15% over 2010.

Net sales and services (R$ million)

Ultragaz – Ultragaz’s net sales and services amounted to R$ 956 million in 4Q11, up 4% over 4Q10 - a growth higher than the 3% growth in volume, despite the increased share of the large consumers segment and Repsol, with lower prices than Ultragaz’s average price. Likewise, compared with 3Q11, Ultragaz’s net sales and services decreased by 4%, which is lower than the seasonal decrease of 5% in volume. In 2011, Ultragaz’s net sales and services totaled R$ 3,767 million, up 3% over 2010.

Ipiranga – Ipiranga’s net sales and services totaled R$ 11,070 million in 4Q11, up 13% over 4Q10, mainly due to higher sales volume, increased costs of anhydrous and hydrated ethanol, and increased share of gasoline in the sales mix, as a consequence of the lower availability and competitiveness of ethanol in 2011. Compared with 3Q11, Ipiranga’s net sales and services decreased by 1%, mainly as a result of seasonally lower volume. In 2011, Ipiranga’s net sales and services amounted to R$ 42,224 million, up 16% over 2010.

Ipiranga – Net sales breakdown by product

Oxiteno – Oxiteno’s net sales and services totaled R$ 662 million in 4Q11, up 26% over 4Q10, as a consequence of the recovery in the average dollar prices during the last 12 months, the 6% weaker Real and the 5% higher sales volume. Compared with 3Q11, net sales and services increased by 6% as a result of higher sales volume and the 10% weaker Real. In 2011, Oxiteno’s net sales and services amounted to R$ 2,409 million, up 16% over 2010.

Ultracargo – Ultracargo’s net sales and services totaled R$ 69 million in 4Q11, growth of 16% over 4Q10, mainly due to the increased average storage and tariff adjustments. Compared with 3Q11, net sales and services remained almost stable, which was in line with the variation in volume. In 2011, Ultracargo’s net sales and services totaled R$ 267 million, down 9%

from 2010, as a consequence of the effect from the sale of in-house logistics, solid bulk storage, and road transportation businesses in July 2010.

Cost of goods sold – Ultrapar’s costs of goods sold totaled R$ 11,841 million in 4Q11, up 14% over 4Q10. Compared with 3Q11, Ultrapar’s costs of goods sold decreased by 1%. In 2011, Ultrapar’s costs of goods sold amounted to R$ 45,140 million, up 15% over 2010.

Ultragaz – Ultragaz’s cost of goods sold amounted to R$ 825 million in 4Q11, up 6% over 4Q10, mainly as a result of (i) higher sales volume, (ii) the effects of inflation on personnel and freight costs, and (iii) non-recurring costs related to the integration of Repsol and contingencies. Compared with 3Q11, cost of goods sold decreased by 3%, mainly as a result of the seasonally lower volume, partially offset by the one-off costs above mentioned. In 2011, Ultragaz’s cost of goods sold totaled R$ 3,214 million, up 4% over 2010.

Ipiranga – Ipiranga’s cost of goods sold amounted to R$ 10,469 million in 4Q11, growth of 14% over 4Q10, due to the higher sales volume, increased costs of anhydrous and hydrated ethanol, and increased share of gasoline in the sales mix, as a result of the lower availability and competitiveness of ethanol in 2011. Compared with 3Q11, Ipiranga’s cost of goods sold decreased by 1%, mainly as a result of the seasonally lower volume, partially offset by a non-recurring PIS/Cofins tax credits in 3Q11. In 2011, Ipiranga’s cost of goods sold amounted to R$ 39,898 million, up 16% over 2010.

Oxiteno – Oxiteno’s cost of goods sold totaled R$ 519 million in 4Q11, up 24% over 4Q10, mainly as a result of the increase in variable unit costs in dollars, the 6% weaker Real and the 5% higher sales volume. Compared with 3Q11, cost of goods sold decreased by 6% as a consequence of the temporary effects occurred in 3Q11, related to (i) historical costs of goods sold higher than replacement costs, and (ii) plant stoppage in Camaçari, partially offset by the 10% weaker Real, and the higher sales volume in 4Q11. In 2011, Oxiteno’s cost of goods sold amounted to R$ 1,931 million, up 17% over 2011.

Ultracargo – Ultracargo’s cost of services provided amounted to R$ 31 million in 4Q11, up 19% over 4Q10, mainly due to the increased handling of products and the effects of inflation on costs. Compared with 3Q11, the cost of services provided increased by 7%, mainly as a consequence of the adjustment resulting from the collective annual wage agreement. In 2011, Ultracargo’s cost of services provided totaled R$ 115 million, down 17% from 2010, as a result of the effect from sale of in-house logistics, solid bulk storage, and road transportation businesses in July 2010.

Sales, general and administrative expenses – Ultrapar’s sales, general and administrative expenses reached R$ 592 million in 4Q11, up 14% over 4T10. Compared with 3Q11, Ultrapar’s sales, general and administrative expenses increased by 9%. In 2011, Ultrapar’s sales, general and administrative expenses totaled R$ 2,143 million, up 11% over 2010.

Ultragaz – Ultragaz’s sales, general and administrative expenses totaled R$ 111 million in 4Q11, up 10% over 4Q10, as a result of the higher sales volume, effects of inflation on personnel and freight expenses and non-recurring expenses related to the integration of Repsol and contingencies. Compared with 3Q11, Ultragaz’s sales, general and administrative expenses increased by 13%, mainly due to the collective annual wage agreement in September and the non-recurring expenses in 4Q11 described above. In 2011, Ultragaz’s sales, general and administrative expenses totaled R$ 388 million, up 3% over 2010.

Ipiranga – Ipiranga’s sales, general and administrative expenses totaled R$ 370 million in 4Q11, up 16% over 4Q10, mainly due to (i) the higher volume sold, (ii) expenses of R$ 16 million related to the preparation for the conversion of Texaco service stations into the Ipiranga brand in the Midwest, Northeast, and North regions of Brazil, (iii) higher expenses with advertising and marketing, (iv) effects of inflation on expenses, and (v) higher variable compensation, in line with the earnings progression. Compared with 3Q11, Ipiranga’s sales, general and administrative expenses increased by 4%, mainly as a consequence of the extraordinary effect of R$ 16 million described above and higher variable compensation. In 2011, Ipiranga’s sales, general and administrative expenses totaled R$ 1,365 million, up 15% over 2010.

Oxiteno – Oxiteno’s sales, general and administrative expenses totaled R$ 90 million in 4Q11, up 12% over 4Q10, as a result of the higher sales volume, higher unit logistics expenses and higher variable compensation, in line with earnings progression, partially offset by a concentration of expenses with specialized consultancy services in 4Q10. Compared with 3Q11, Oxiteno’s sales, general and administrative expenses increased by 24%, as a result of the same factors above. The sales, general and administrative expenses totaled R$ 320 million in 2011, up 10% over 2010.

Ultracargo – Ultracargo’s sales, general and administrative expenses totaled R$ 18 million in 4Q11, up 10% and 12% over 4Q10 and 3Q11, respectively, mainly due to higher variable compensation, in line with the earnings progression. Sales, general and administrative expenses totaled R$ 67 million in 2011, down 12% from 2010, as a result of the effect from sale of the in-house logistics, solid bulk storage, and road transportation businesses in July 2010.

EBITDA – Ultrapar’s consolidated EBITDA totaled R$ 505 million in 4Q11, up 9% over 4Q10, due to the EBITDA growth in Ipiranga, Oxiteno, and Ultracargo. Compared with 3Q11, EBITDA decreased by 6% as a result of seasonality between quarters. In 2011, Ultrapar’s EBITDA totaled R$ 2,011 million, growth of 13% over 2010.

EBITDA (R$ million)

Ultragaz – Ultragaz’s EBITDA totaled R$ 51 million in 4Q11, down 10% from 4Q10, mainly due to the effects of inflation on personnel and freight costs, and the non-recurring effects related to the integration of Repsol and contingencies (R$ 15 million) in 4Q11, partially offset by other operational expenses of R$ 12 million in 4Q10 related to studies and projects for expansion. Compared with 3Q11, Ultragaz’s EBITDA decreased by 35%, mainly due to the seasonally lower volume and the non-recurring effects occurred in 4Q11. In 2011, Ultragaz’s EBITDA totaled R$ 282 million, down 8% from 2010.

Ipiranga – Ipiranga’s EBITDA amounted to R$ 342 million in 4Q11, up 6% over 4Q10, amount that includes expenses of R$ 16 million related to the preparation for the conversion of Texaco service stations into the Ipiranga brand in the Midwest, Northeast, and North regions of Brazil. Excluding this effect, Ipiranga’s EBITDA would have totaled R$ 358 million in 4Q11, up 11% over 4Q10, equivalent to a unit EBITDA margin of R$ 64/m³, mainly as a result of the higher sales volume and an improved sales mix. Compared with 3Q11, Ipiranga’s EBITDA decreased by 13% as a result of the seasonally lower volume and the non-recurring effects related to the brand conversion mentioned above, as well as the PIS/Cofins tax credits in 3Q11. In 2011, Ipiranga’s EBITDA totaled R$ 1,330 million, up 24% over 2010.

Oxiteno – Oxiteno’s EBITDA totaled R$ 80 million in 4Q11, or US$ 247/ton, growth of 47% over 4Q10, mainly as a result of the recovery in margins, the 5% higher sales volume, and the 6% weaker Real. Compared with 3Q11, Oxiteno’s EBITDA increased by 196%, as a result of the same factors described above, and the estimated temporary effects of R$ 32 million related to the cost of goods sold in 3Q11. In 2011, Oxiteno’s EBITDA totaled R$ 261 million, up 8% over 2010.

Ultracargo – Ultracargo’s EBITDA totaled R$ 29 million in 4Q11, up 16% over 4Q10, mainly as a result of the increase in effective storage in the Suape terminal, due to the start up of the expanded terminal in 3Q11, and in the Santos terminal, as a result of increased ethanol imports. Compared with 3Q11, Ultracargo’s EBITDA decreased by 4%, mainly due to higher variable compensation. In 2011, Ultracargo’s EBITDA totaled R$ 118 million, up 6% over 2010, having the growth in the storage business been partially offset by the effect from the sale of the in-house logistics, solid bulk storage, and road transportation businesses in July 2010.

Depreciation and amortization – Total depreciation and amortization costs and expenses in 4Q11 amounted to R$ 155 million, up 12% and 5% over 4Q10 and 3Q11, respectively, as a result of higher investments made. In 2011, Ultrapar’s total costs and expenses with depreciation totaled R$ 580 million, up 9% over 2010.

Income from sale of assets – In 4Q11, Ultrapar recorded an income from sale of assets in the total amount of R$ 6 million, R$ 64 million lower than that of the 4Q10, mainly as a result of the higher sale of fixed assets and the receipt related to MaxFácil in 4Q10.

Financial Result – Ultrapar reported R$ 83 million of net financial expense in 4Q11, up R$ 18 million over the net financial expense in 4Q10, mainly due to a higher net debt. Compared with 3Q11, the net financial expense was R$ 5 million higher. At the end of 4Q11, net debt totaled R$ 2,779 million, corresponding to 1.4 times EBITDA for the last 12 months, compared with a ratio of 1.2 times in 4Q10 and 1.5 times in 3Q11. In 2011, Ultrapar’s net financial expense totaled R$ 297 million, up R$ 32 million over 2010.

Net Earnings – Ultrapar’s net earnings reached R$ 221 million in 4Q11, down 10% from 4Q10, mainly as a result of the higher income from sale of assets in 4Q10, partially offset by the higher EBITDA. Compared with 3Q11, net earnings decreased by 2%. In 2011, Ultrapar’s net earnings totaled R$ 855 million, growth of 12% over 2010.

Investments – Total investments, net of disposals and repayments, amounted to R$ 386 million in 4Q11, allocated as follows:

•	At Ultragaz, R$ 31 million were directed mainly to new clients in the bulk segment and to projects for the expansion and modernization of its plants.

•
At Ipiranga, R$ 241 million were invested, mainly in the conversion of unbranded service stations, new service stations, and renewal of the distribution network. Of the total amounted invested, R$ 195 million were related to additions to property, plant and equipment and intangible assets and R$ 46 million were related to financing to clients, net of repayments.

•
At Oxiteno, R$ 24 million were invested, mainly concentrated on the project to expand the ethylene oxide production capacity in Camaçari, which started up operations during 3Q11, and on the maintenance of its production facilities.

•	Ultracargo invested R$ 32 million, directed mainly to the expansions of the Santos and Aratu terminals (68 thousand m3).

R$ million	4Q11	2011	Total investments, net of disposals and repayments (R$ million)
Additions to fixed assets1
Ultragaz2	31	182
Ipiranga	195	548
Oxiteno	24	107
Ultracargo	32	108
Total – additions to fixed assets	290	970
Financing and bonuses to clients3 – Ipiranga	46	43
Acquisition (disposal) of equity interest	50	77
Total investments, net of disposals and repayments	386	1,090

¹ Includes the consolidation of RPR and corporate IT
2 Does not include the R$ 43 million addition to property, plant and equipment and intangible assets related to the lease of bottling facilities, recorded as a operating lease, whose disbursements will occur over the 20-year term of the contract.
3 Financing to clients is included as working capital in the Cash Flow Statement

In 2011, Ultrapar continued an investment strategy oriented to support scale and competitiveness growth, as well as to reinforce the leadership position in its different businesses. Ultrapar’s investments in 2011, net of disposals, totaled R$ 1,090 million, of which R$ 1,013 million were related to organic investments and R$ 77 million were related to acquisitions.

Ultragaz’s investments totaled R$ 182 million in 2011, mainly focused on capturing new clients in the bulk segment, projects of expansion and modernization of filling plants, and replacement of LPG bottles. Additionally, Ultragaz concluded in October 2011 the acquisition of Repsol in the total amount of R$ 50 million, including R$ 2 million related to the net cash of the acquired company. The acquisition of Repsol strengthens Ultragaz’s bulk LPG business, a segment in which Ultragaz was a pioneer and has a relevant position, allowing it to obtain economies of scale in logistics and management, as well as an improved positioning for growth in the bulk segment, where volume progression is correlated to the GDP performance. In 2011, Ipiranga directed R$ 591 million to organic investments aiming at the expansion of its service stations through the conversion of unbranded service stations and the opening of new gas stations, as well as expanding the capacity of its facilities to meet the growing demand of the fuel market. Out of the total amount invested, R$ 548 million were related to additions to property, plant, equipment and intangible assets and R$ 43 million were related to financing to clients, net of repayments. At Oxiteno, the investment amount of R$ 107 million was oriented mainly to the capacity expansion of the ethylene oxide unit at Camaçari (BA). The expanded unit started up in the third quarter of 2011 and added 90 thousand tons/year to its capacity. Ultracargo’s investments totaled R$ 108 million in 2011 and were directed to the expansion of the terminal in Suape, which started operations in September 2011, and the terminals in Aratu and Santos, which will start operations in 2012. The three expansions together will add 15% to Ultracargo’s total capacity.

Ultrapar’s investment plan for 2012, excluding acquisitions, amounts to R$ 1,088 million and aims at growth through increased scale and productivity gains, as well as modernization of existing operations.

Organic investments plan for 20121	R$ million
Ultragaz	157
Ipiranga	775
Oxiteno	83
Ultracargo	51
Outros²	21
Total	1,088
1 Net of disposals 2 Includes mainly RPR and corporate IT

At Ultragaz, investments will be mainly dedicated to (i) the expansion of UltraSystem (small bulk), due to the perspective of capturing new clients, (ii) the construction of two new facilities and purchase of LPG bottles, focusing on strengthening its presence in the Northeast and North regions of Brazil and (iii) the replacement of bottles and tanks. At Ipiranga, investments will be focused on the expansion of its service stations (through the opening of new gas stations and the conversion of unbranded service stations) and franchises network, as well as the construction of new facilities, mainly in the Midwest, Northeast and North regions of Brazil. Out of Ipiranga’s total investment budget, R$ 715 million refer to additions to property, plant, equipment and intangible assets, and R$ 60 million refer to financing to clients, net of repayments. At Oxiteno, the reduction in investments reflects the conclusion of an important expansion cycle in 2011. The budgeted investments will be mainly directed to the maintenance and modernization of its plants. Ultracargo will direct its investments to the conclusion of the expansions of the Santos and Aratu terminals, which will add 68 thousand cubic meters to the company’s storage capacity and will start up in mid-2012, and for the maintenance of its terminals.

Ultrapar in the capital markets

Ultrapar’s average daily trading volume in 4Q11 was R$ 36 million/day, 17% higher than the average of R$ 30 million/day in 4Q10, considering the combined trading on the BM&FBOVESPA and the NYSE. Ultrapar’s share price closed 4Q11 quoted at R$ 32.01/share on the BM&FBOVESPA, with an accumulated appreciation of 9% in the quarter and 22% over the year. In the same periods, the Ibovespa index appreciated by 8% and depreciated by 18%, respectively. At the NYSE, Ultrapar’s shares appreciated by 9% in 4Q11 and by 6% in 2011, while the Dow Jones index appreciated by 12% in 4Q11 and by 6% over the year. Ultrapar closed 2011 with a market value of R$ 17 billion.

Outlook

The initiatives adopted by Ultrapar’s businesses, in order to increase scale and differentiation, allow the company to have visibility to keep sales volume and earnings growth in 2012.

We expect to keep growing in all businesses, benefiting from the investments made and from the growth of the markets where we operate. Ipiranga will keep its investment plan, focusing on expansion in the North, Northeast, and Midwest regions of Brazil, through new stations and conversion of unbranded service stations. Oxiteno will keep capturing benefits from the conclusion and maturing process of the investments in capacity expansion. Ultracargo will complete in 2012 the expansion of the terminals in Santos and Aratu, which, together with the expansion of the terminal of Suape completed in 2011, will result in a 15% growth over Ultracargo’s storage capacity of 2010. In Ultragaz, the growth of the bulk segment, as a result of the economic growth and the acquisition of Repsol, will contribute to increase the LPG sales volume and, consequently, its results.

The company’s consistent planning and execution, combined with the features of Ultrapar’s businesses – which are partly resilient and partly leveraged on the economic growth – and the implementation of the new corporate governance structure provide the perspective for a continuation of the company’s growth trajectory. Ultrapar will remain alert to growth opportunities, either by acquisitions or organic growth, aiming to repeat in the next decades the growth and value creation presented in its 75 years of existence.

Forthcoming events

Conference call / Webcast: February 17th, 2012

Ultrapar will be holding a conference call for analysts on February 17th, 2012 to comment on the company's performance in the fourth quarter of 2011 and outlook. The presentation will be available for download on the company's website 30 minutes prior to the conference call.

Brazilian: 08:00 a.m. (US EST)
Telephone for connection: +55 11 2188 0155
Code: Ultrapar

International: 09:30 a.m. (US EST)
Participants in the US: 1 877 317 6776
Participants in Brazil: 0800 891 0015
Participants in other countries: +1 412 317 6776
Code: Ultrapar

WEBCAST live via Internet at www.ultra.com.br. Please connect 15 minutes in advance.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company's management. Words such as: "believe", "expect", "plan", "strategy", "prospects", "envisage", "estimate", "forecast", "anticipate", "may" and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecasts. Therefore, the reader should not base investment decisions solely on these estimates.

Operational and market information

Financial focus	4Q11	4Q10	3Q11	2011	2010
EBITDA margin Ultrapar	4.0%	4.1%	4.1%	4.1%	4.2%
Net margin Ultrapar	1.7%	2.2%	1.7%	1.8%	1.8%
Focus on human resources	4Q11	4Q10	3Q11	2011	2010
Number of employees – Ultrapar	9,055	8,883	9,025	9,055	8,883
Number of employees – Ultragaz	4,129	4,104	4,101	4,129	4,104
Number of employees – Ipiranga	2,434	2,326	2,400	2,434	2,326
Number of employees – Oxiteno	1,595	1,565	1,621	1,595	1,565
Number of employees – Ultracargo	555	546	565	555	546
Focus on capital markets1	4Q11	4Q10	3Q11	2011	2010
Number of shares (000)	544,384	544,384	544,384	544,384	544,384
Market capitalization2 – R$ million	16,923	14,184	15,062	15,324	12,200
BM&FBOVESPA1	4Q11	4Q10	3Q11	2011	2010
Average daily volume (shares)	744,085	795,967	911,854	879,910	1,128,243
Average daily volume (R$ 000)	23,095	20,694	25,060	24,612	25,092
Average share price (R$/share)	31.0	26.0	27.5	28.0	22.2
NYSE1	4Q11	4Q10	3Q11	2011	2010
Quantity of ADRs3 (000 ADRs)	56,076	55,504	56,375	56,076	55,504
Average daily volume (ADRs)	399,725	372,607	388,914	350,892	342,205
Average daily volume (US$ 000)	6,924	5,750	6,588	5,943	4,506
Average share price (US$/ADR)	17.3	15.4	16.9	16.9	13.2
Total1	4Q11	4Q10	3Q11	2011	2010
Average daily volume (shares)	1,143,810	1,168,574	1,300,768	1,230,802	1,470,448
Average daily volume (R$ 000)	35,558	30,447	35,989	34,646	32,953

All financial information is presented according to the accounting principles laid down in the Brazilian Corporate Law. All figures are expressed in Brazilian Reais, except for the amounts on page 22, which are expressed in US dollars and were obtained using the average exchange rate (commercial dollar rate) for the corresponding periods.

For additional information, please contact:

Investor Relations - Ultrapar Participações S.A.
+55 11 3177 7014
invest@ultra.com.br

1	Information retroactively adjusted to reflect the 1:4 stock split approved in the Special Shareholders’ Meeting held on February 10th, 2011.
2	Calculated based on the weighted average price in the period.
3	1 ADR = 1 common share

ULTRAPAR CONSOLIDATED BALANCE SHEET In millions of Reais - IFRS

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2011	2010	2011
ASSETS
Cash and financial investments	2,707.9	3,200.6	2,575.4
Trade accounts receivable	2,026.4	1,715.7	1,992.0
Inventories	1,310.1	1,133.5	1,214.0
Taxes	470.5	354.3	451.0
Other	60.5	53.3	53.3
Total Current Assets	6,575.5	6,457.5	6,285.7
Investments	15.4	15.3	15.5
Property, plant and equipment and intangibles	5,818.1	5,349.3	5,627.6
Financial investments	74.4	19.8	66.7
Trade accounts receivable	117.7	96.7	113.0
Deferred income tax	510.1	564.4	549.1
Escrow deposits	469.4	380.7	448.7
Other	162.0	106.2	157.6
Total Non-Current Assets	7,167.2	6,532.4	6,978.3
TOTAL ASSETS	13,742.7	12,989.8	13,264.0
LIABILITIES
Loans, financing and debenturers	2,305.0	820.5	1,472.4
Suppliers	1,075.1	941.2	809.5
Payroll and related charges	268.3	228.2	245.3
Taxes	148.3	234.7	201.5
Other	301.1	293.4	116.6
Total Current Liabilities	4,097.8	2,517.9	2,845.3
Loans, financing and debenturers	3,256.6	4,575.5	4,142.1
Provision for contingencies	512.8	470.5	500.0
Post-retirement benefits	96.8	93.2	92.4
Other	201.6	157.1	180.7
Total Non-Current Liabilities	4,067.7	5,296.3	4,915.2
TOTAL LIABILITIES	8,165.5	7,814.3	7,760.5
STOCKHOLDERS' EQUITY
Capital	3,696.8	3,696.8	3,696.8
Reserves	1,854.5	1,529.2	1,528.8
Treasury shares	(118.2)	(120.0)	(120.0)
Others	118.0	47.3	371.0
Non-controlling interest	26.2	22.3	26.9
Total shareholders’ equity	5,577.2	5,175.6	5,503.5
TOTAL LIAB. AND STOCKHOLDERS' EQUITY	13,742.7	12,989.8	13,264.0
Cash and financial investments	2,782.3	3,220.4	2,642.1
Debt	(5,561.6)	(5,396.0)	(5,614.4)
Net cash (debt)	(2,779.3)	(2,175.7)	(2,972.4)

ULTRAPAR CONSOLIDATED INCOME STATEMENT In millions of Reais (except per share data) - IFRS

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2011	2010	2011	2011	2010
Net sales and services	12,758.4	11,255.1	12,909.3	48,661.3	42,481.7
Cost of sales and services	(11,841.2)	(10,406.2)	(11,982.7)	(45,139.6)	(39,322.9)
Gross profit	917.2	849.0	926.6	3,521.7	3,158.8
Operating expenses
Selling	(368.8)	(303.5)	(356.0)	(1,349.9)	(1,164.4)
General and administrative	(223.2)	(217.4)	(187.8)	(793.2)	(759.7)
Other operating income (expenses), net	25.2	(1.0)	5.7	52.0	10.8
Income from sale of assets	6.0	69.7	9.3	21.4	79.0
Operating income	356.4	396.8	397.8	1,452.0	1,324.5
Financial results
Financial income	73.3	81.8	83.8	322.4	267.0
Financial expenses	(155.8)	(146.2)	(161.2)	(618.9)	(531.1)
Equity in earnings (losses) of affiliates	0.1	0.2	0.2	0.2	0.0
Income before income and social contribution taxes	273.9	332.5	320.5	1,155.7	1,060.4
Provision for income and social contribution taxes
Current	(25.9)	(59.2)	(86.8)	(243.2)	(191.2)
Deferred	(36.7)	(34.6)	(12.9)	(85.9)	(134.7)
Benefit of tax holidays	9.8	6.3	4.0	28.2	30.7
Net Income	221.2	245.0	224.7	854.8	765.2
Net income attributable to:
Shareholders of Ultrapar	220.1	244.7	223.1	848.8	765.3
Non-controlling shareholders of the subsidiaries	1.1	0.3	1.6	6.0	(0.1)
EBITDA	505.0	464.9	535.7	2,010.7	1,776.3
Depreciation and amortization	154.7	137.8	147.2	580.1	530.8
Total investments, net of disposals and repayments	386.2	270.2	232.7	1,089.5	814.7
RATIOS
Earnings per share - R$	0.41	0.46	0.42	1.59	1.43
Net debt / Stockholders' equity	0.50	0.42	0.54	0.50	0.42
Net debt / LTM EBITDA	1.38	1.22	1.51	1.38	1.22
Net interest expense / EBITDA	0.16	0.14	0.14	0.15	0.15
Gross margin	7.2%	7.5%	7.2%	7.2%	7.4%
Operating margin	2.8%	3.5%	3.1%	3.0%	3.1%
EBITDA margin	4.0%	4.1%	4.1%	4.1%	4.2%

ULTRAPAR CONSOLIDATED CASH FLOW STATEMENT In millions of Reais - IFRS

	JAN - DEC
	2011	2010
Cash Flows from operating activities	1,710.8	1,504.9
Net income	854.8	765.2
Depreciation and amortization	580.1	530.8
Working capital	(313.6)	(45.8)
Financial expenses (A)	736.7	411.3
Deferred income and social contribution taxes	85.9	134.7
Income from sale of assets	(21.4)	(79.0)
Cash paid for income and social contribution taxes (B)	(131.5)	(60.5)
Other (C)	(80.2)	(151.8)
Cash Flows from investing activities	(1,046.6)	(773.0)
Additions to fixed and intangible assets, net of disposals	(970.2)	(840.8)
Acquisition and sale of equity investments	(76.4)	32.8
MaxFácil	-	35.0
Cash Flows from (used in) financing activities	(1,104.4)	153.6
Debt raising	975.6	2,475.2
Amortization of debt	(1,581.7)	(1,968.3)
Related parties	3.8	(2.6)
Dividends paid (D)	(502.0)	(339.3)
Other (E)	(0.1)	(11.4)
Net increase (decrease) in cash and cash equivalents	(440.2)	885.5
Cash from subsidiaries acquired	2.2	(0.1)
Cash and cash equivalents at the beginning of the period (F)	3,220.4	2,334.9
Cash and cash equivalents at the end of the period (F)	2,782.3	3,220.4
Supplemental disclosure of cash flow information
Cash paid for interest (G)	348.1	233.1

(A)
Comprised of interest and exchange rate and inflationary variation expenses on loans and financing. Does not include revenues from interest and exchange rate and inflationary variation on cash equivalents.

(B)	Comprised mainly of noncurrent assets and liabilities variations net.
(C)	Includes dividends paid by Ultrapar and its subsidiaries to third parties.
(D)	In 2011, corresponds to the acquisition of non-controlling interest in 2010, corresponds to the capital reduction of Utingás, in which Ultragaz holds a 56% stake.
(E)	Includes long term financial investments.
(F)	Included in cash flow from (used in) financing activities.
(G)	Included in cash flow from (used in) operating activities.

ULTRAGAZ CONSOLIDATED INVESTED CAPITAL In millions of Reais - IFRS

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2011	2010	2011
OPERATING ASSETS
Trade accounts receivable	187.1	160.3	185.2
Trade accounts receivable - noncurrent portion	26.0	24.3	26.7
Inventories	63.9	46.7	53.0
Taxes	22.7	12.2	19.5
Escrow deposits	113.2	95.8	109.6
Other	27.9	22.7	23.8
Property, plant and equipment and intangibles	709.3	557.0	664.7
TOTAL OPERATING ASSETS	1,150.0	919.0	1,082.6
OPERATING LIABILITIES
Suppliers	44.3	36.8	39.7
Payroll and related charges	81.7	79.7	77.1
Taxes	4.4	6.8	6.5
Provision for contingencies	65.1	42.8	51.1
Other accounts payable	11.5	6.4	8.2
TOTAL OPERATING LIABILITIES	206.9	172.5	182.6

ULTRAGAZ CONSOLIDATED INCOME STATEMENT In millions of Reais - IFRS

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2011	2010	2011	2011	2010
Net sales	956.4	921.8	998.5	3,766.8	3,661.3
Cost of sales and services	(825.5)	(781.2)	(850.2)	(3,213.5)	(3,075.7)
Gross profit	131.0	140.6	148.3	553.2	585.6
Operating expenses
Selling	(78.8)	(68.3)	(70.0)	(271.6)	(250.1)
General and administrative	(32.4)	(32.5)	(28.4)	(116.1)	(125.2)
Other operating income (expenses), net	(0.4)	(12.3)	(0.3)	(1.1)	(21.6)
Operating income1	19.4	27.6	49.5	164.4	188.6
EBITDA	51.1	56.6	79.2	281.9	307.4
Depreciation and amortization	31.7	29.0	29.7	117.5	118.8
RATIOS
Gross margin (R$/ton)	315	349	338	335	364
Operating margin1 (R$/ton)	47	68	113	100	117
EBITDA margin (R$/ton)	123	140	181	171	191
1 Before income from sale of assets

IPIRANGA CONSOLIDATED INVESTED CAPITAL In millions of Reais - IFRS

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2011	2010	2011
OPERATING ASSETS
Trade accounts receivable	1,432.9	1,203.6	1,403.6
Trade accounts receivable - noncurrent portion	91.5	72.0	85.9
Inventories	795.1	717.4	709.5
Taxes	210.9	128.7	212.2
Other	149.1	120.2	132.8
Property, plant and equipment and intangibles	2,475.3	2,244.6	2,352.7
TOTAL OPERATING ASSETS	5,154.8	4,486.5	4,896.7
OPERATING LIABILITIES
Suppliers	892.7	775.0	648.6
Payroll and related charges	98.8	71.6	90.9
Post-retirement benefits	86.7	86.0	86.0
Taxes	76.5	120.7	86.1
Provision for contingencies	169.4	204.5	173.2
Other accounts payable	169.4	135.4	130.1
TOTAL OPERATING LIABILITIES	1,493.6	1,393.2	1,214.8

IPIRANGA CONSOLIDATED INCOME STATEMENT In millions of Reais - IFRS

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2011	2010	2011	2011	2010
Net sales	11,070.4	9,754.6	11,218.1	42,223.9	36,483.5
Cost of sales and services	(10,468.5)	(9,194.8)	(10,555.5)	(39,897.9)	(34,524.3)
Gross profit	601.9	559.9	662.7	2,326.0	1,959.1
Operating expenses
Selling	(243.3)	(196.8)	(248.5)	(917.5)	(765.5)
General and administrative	(126.5)	(122.2)	(107.7)	(447.5)	(418.2)
Other operating income (expenses), net	25.3	10.0	7.2	53.1	28.9
Operating income1	257.3	250.9	313.7	1,014.2	804.3
EBITDA	342.0	321.4	393.7	1,330.4	1,073.4
Depreciation and amortization	84.6	70.5	80.1	316.2	269.1
RATIOS
Gross margin (R$/m3)	107	105	115	107	97
Operating margin1 (R$/m3)	46	47	54	47	40
EBITDA margin (R$/m3)	61	60	68	61	53
1 Before income from sale of assets

OXITENO CONSOLIDATED INVESTED CAPITAL In millions of Reais - IFRS

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2011	2010	2011
OPERATING ASSETS
Trade accounts receivable	392,3	328,8	380,6
Inventories	442,9	345,6	445,1
Taxes	129,4	111,0	124,6
Other	98,2	71,9	82,0
Property, plant and equipment and intangibles	1.556,8	1.564,3	1.564,0
TOTAL OPERATING ASSETS	2.619,6	2.421,6	2.596,2

OPERATING LIABILITIES
Suppliers	124,5	108,9	109,7
Payroll and related charges	64,0	58,5	56,6
Taxes	21,9	19,8	27,4
Provision for contingencies	84,5	63,5	78,1
Other accounts payable	13,4	8,7	6,8
TOTAL OPERATING LIABILITIES	308,4	259,3	278,7

OXITENO CONSOLIDATED INCOME STATEMENT In millions of Reais - IFRS

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2011	2010	2011	2011	2010
Net sales	661.9	524.1	624.4	2,408.6	2,083.0
Cost of goods sold
Variable	(437.3)	(341.1)	(466.8)	(1,611.4)	(1,363.8)
Fixed	(56.6)	(50.4)	(59.7)	(222.6)	(193.2)
Depreciation and amortization	(25.2)	(27.0)	(25.0)	(97.0)	(98.3)
Gross profit	142.8	105.6	72.9	477.6	427.7
Operating expenses
Selling	(44.6)	(36.8)	(36.2)	(153.8)	(142.1)
General and administrative	(45.4)	(43.7)	(36.6)	(166.0)	(148.9)
Other operating income (expenses), net	(0.9)	0.2	(0.7)	(3.0)	0.4
Operating income1	51.9	25.2	(0.6)	154.7	137.1
EBITDA	79.5	53.9	26.8	261.0	241.2
Depreciation and amortization	27.6	28.7	27.4	106.3	104.1
RATIOS
Gross margin (R$/ton)	799	621	424	724	625
Operating margin1 (R$/ton)	291	149	(3)	235	200
EBITDA margin (R$/ton)	445	317	156	396	353
1 Before income from sale of assets

ULTRACARGO CONSOLIDATED INVESTED CAPITAL In millions of Reais - IFRS

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2011	2010	2011
OPERATING ASSETS
Trade accounts receivable	16.2	15.4	22.4
Inventories	1.5	1.4	1.5
Taxes	6.9	6.8	6.6
Other	10.3	10.2	10.1
Property, plant and equipment and intangibles	758.4	678.1	733.7
TOTAL OPERATING ASSETS	793.2	711.8	774.3

OPERATING LIABILITIES
Suppliers	16.0	15.2	16.2
Payroll and related charges	19.5	14.5	16.8
Taxes	3.9	3.8	3.8
Provision for contingencies	12.6	12.6	13.3
Other accounts payable¹	42.9	35.3	42.8
TOTAL OPERATING LIABILITIES	94.8	81.5	92.9
¹ Includes the long term obligations with clients account

ULTRACARGO CONSOLIDATED INCOME STATEMENT In millions of Reais - IFRS

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2011	2010	2011	2011	2010
Net sales	68.8	59.2	68.2	266.9	293.3
Cost of sales and services	(30.7)	(25.9)	(28.8)	(114.6)	(138.2)
Gross profit	38.1	33.3	39.4	152.3	155.1
Operating expenses
Selling	(1.9)	(1.4)	(1.1)	(5.8)	(5.0)
General and administrative	(16.3)	(15.0)	(15.2)	(60.8)	(70.7)
Other operating income (expenses), net	1.3	1.1	(0.5)	3.1	3.2
Operating income1	21.3	18.0	22.8	88.8	82.6
EBITDA	29.0	25.0	30.1	118.1	111.5
Depreciation and amortization	7.7	6.9	7.4	29.3	28.9
RATIOS
Gross margin	55%	56%	58%	57%	53%
Operating margin1	31%	30%	33%	33%	28%
EBITDA margin	42%	42%	44%	44%	38%
1 Before income from sale of assets

ULTRAPAR CONSOLIDATED INCOME STATEMENT In millions of US dollars except where otherwise mentioned - IFRS

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2011	2010	2011	2011	2010
Net sales
Ultrapar	7,088.1	6,633.4	7,886.4	29,052.0	24,135.4
Ultragaz	531.3	543.3	610.0	2,248.9	2,080.1
Ipiranga	6,150.3	5,749.0	6,853.3	25,208.7	20,727.5
Oxiteno	367.7	308.9	381.4	1,438.0	1,183.4
Ultracargo	38.2	34.9	41.7	159.3	166.6

EBITDA
Ultrapar	280.5	274.0	327.3	1,200.4	1,009.2
Ultragaz	28.4	33.4	48.4	168.3	174.7
Ipiranga	190.0	189.4	240.5	794.3	609.8
Oxiteno	44.2	31.8	16.4	155.8	137.0
Ultracargo	16.1	14.7	18.4	70.5	63.3

Operating income
Ultrapar	198.0	233.8	243.0	866.9	752.5
Ultragaz1	10.8	16.3	30.3	98.2	107.2
Ipiranga1	143.0	147.9	191.6	605.5	457.0
Oxiteno1	28.8	14.9	(0.3)	92.4	77.9
Ultracargo1	11.8	10.6	13.9	53.0	46.9

EBITDA margin
Ultrapar	4%	4%	4%	4%	4%
Ultragaz	5%	6%	8%	7%	8%
Ipiranga	3%	3%	4%	3%	3%
Oxiteno	12%	10%	4%	11%	12%
Ultracargo	42%	42%	44%	44%	38%

EBITDA margin / volume
Ultragaz (US$/ton)	68	83	110	102	109
Ipiranga (US$/m3)	34	36	42	37	30
Oxiteno (US$/ton)	247	187	95	236	200

Net income
Ultrapar	122.9	144.4	137.3	510.3	434.7

Net income / share (US$)	0.23	0.27	0.26	0.95	0.81

1 Before income from sale of assets

	ULTRAPAR PARTICIPAÇÕES S/A LOANS In millions of Reais - Accounting practices adopted in Brazil
LOANS	Balance in December/2011
	Ultragaz	Oxìteno	Ultracargo	Ipiranga	Ultrapar Parent Company / Other	Ultrapar Consolidated	Index/ Currency	Weighted average interest rate (%, p.y.)1	Maturity
Foreign Currency

Notes	466,2	-	-	-	-	466,2	US$	7,2	2015
Advances on foreign exchange contracts	-	125,8	-	-	-	125,8	US$	1,9	< 349 days
Foreign loan	-	111,9	-	-	-	111,9	US$ + LIBOR	1,0	2014
BNDES	25,3	37,2	0,2	10,2	-	72,9	US$	5,5	2012 to 2018
Foreign currency advances delivered	-	45,7	-	-	-	45,7	US$	1,6	< 88 days
Financial institutions	-	28,5	-	-	-	28,5	MX$ + TIIE	1,9	2012 to 2016
Financial institutions	-	21,8	-	-	-	21,8	Bs	13,3	2012 to 2014
Import Financing (FINIMP)	-	-	0,9	-	-	0,9	US$	7,0	2012

Subtotal	491,5	370,8	1,1	10,2	-	873,6

Local Currency

Banco do Brasil fixed rate 2	-	-	-	2.208,1	-	2.208,1	R$	11,8	2012 to 2015
Debentures	-	-	-	-	1.002,5	1.002,5	CDI	108,5	2012
BNDES	284,5	364,3	118,2	123,9	-	890,9	TJLP	3,2	2012 to 2019
Banco do Brasil floating rate	-	-	-	213,1	-	213,1	CDI	98,5	2014
Loan - MaxFâcil	-	-	-	86,4	-	86,4	CDI	100,0	2012
Banco do Nordeste do Brasil	-	86,1	-	-	-	86,1	R$	8,5	2018
BNDES	10,8	16,5	1,0	29,0	0,4	57,6	R$	5,7	2015 to 2021
Research and projects financing (FINEP)	-	45,6	-	-	-	45,6	TJLP	0,5	2013 to 2014
Financial leasing	42,4	-	-	-	-	42,4	IGPM	5,6	2031
Debentures - RPR	-	-	-	-	19,1	19,1	CDI	118,0	2014
Research and projects financing (FINEP)	-	5,7	-	5,2	-	10,9	R$	4,0	2019 to 2021
Agency for Financing Machinery and Equipment (FINAME)	-	-	-	2,1	-	2,1	TJLP	2,7	2012 to 2013
Financial leasing fixed rate	-	-	-	0,4	0,9	1,3	R$	14,8	2012 to 2014

Subtotal	337,6	518,2	119,1	2.668,1	1.022,9	4.666,0

Unrealized losses on swaps transactions	-	22,1	-	-	-	22,1

Total	829,1	911,1	120,2	2.678,3	1.022,9	5.561,6

Composition per annum

Up to 1 year	161,3	433,6	40,9	666,2	1.003,0	2.305,0
From 1 to 2 years	52,0	128,1	24,0	998,7	11,2	1.214,0
From 2 to 3 years	42,5	202,7	21,7	603,8	8,4	879,1
From 3 to 4 years	504,1	63,8	15,7	392,5	0,1	976,2
From 4 to 5 years	26,6	41,1	12,3	14,0	0,05	94,0
Thereafter	42,6	41,8	5,6	3,1	0,2	93,3

Total	829,1	911,1	120,2	2.678,3	1.022,9	5.561,6

Libor = London Interbank Offered Rate / MK$ = Mexican Peso / TIIE = Mexican Interbank Rate Even / Bs = Bolivar Forte from Venezuela / CDI = interbank certificate of deposit rate / TJLP = basic financing cost of BNDES (set by National Monetary
Council.  On December 31, 2011, TJLP was fixed at 6% p.a./IGPM = General Index of Market Prices

	Balance in December/2011
	Ultragaz	Oxìteno	Ultracargo	Ipiranga	Ultrapar Parent Company / Other	Ultrapar Consolidated
CASH AND LONG TERM INVESTMENTS	190,3	639,8	193,3	1.502,9	256,0	2.782,3

1    Some loans have hedging against foreign currency exposure and interest rate (see note 20 to financial statements).
2    For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 99% of CDI on average.

Item 2

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (01/2012)

Date, Time and Location:
February 15th, 2012, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luis Antônio, nr 1343 – 9th floor, in the City and State of São Paulo.

Attendance:
Members of the Board of Directors, members of the Fiscal Council, pursuant to the terms of paragraph 3 of article 163 of the Brazilian Corporate Law, all of whom undersigned these minutes, and Mr. Anselmo Neves Macedo, representative of KPMG Auditores Independentes (“KPMG”).

Decisions:

1.
To approve, after having discussed and analyzed, the financial statements of the Company, including the balance sheet and the management report for the fiscal year ended December 31st, 2011, as well as the destination of net earnings for the year and the distribution of dividends, supported by the report from the Company's independent auditors.

2.
To approve, subject to the annual general shareholders’ meeting’s approval, the following destination of net earnings for the year ending December 31st, 2011, in the amount of R$ 848,764,049.69 (eight hundred forty-eight million, seven hundred sixty-four thousand, forty-nine Reais and sixty-nine cents), as described below:

a)	R$ 42,438,202.48 (forty-two million, four hundred thirty-eight thousand, two hundred and two Reais and forty-eight cents) will be directed to the legal reserve;

b)	R$ 280,923,456.01 (two hundred eighty million, nine hundred twenty-three thousand, four hundred fifty-six Reais and one cent) will be directed to the statutory reserve for investments; and

c)
R$ 525,402,391.20 (five hundred twenty-five million, four hundred and two thousand, three hundred ninety-one Reais and twenty cents) will be directed to the payment of dividends to holders of common shares, of which R$ 251,949,346.80 (two hundred fifty-one million, nine hundred forty-nine thousand, three hundred forty-six Reais and eighty cents) were paid as intermediary dividends as approved by the Board of Directors on August 10th, 2011.  The remaining balance of the dividends approved today, equivalent to R$ 273,453,044.40 (two hundred seventy-three million, four hundred fifty-three thousand, forty-four Reais and forty cents) will be paid to shareholders from March 2nd, 2012 onwards, with no remuneration or monetary adjustment. Shareholders will receive dividends per share of R$ 0.51 (fifty-one cents of Real).

The record date to establish the right to receive the dividend approved today will be February 22nd, 2012 in Brazil and February 27th, 2012 in the United States of America. The shares will be traded "ex-dividend" on both the São Paulo Stock Exchange (BM&FBOVESPA) and the New York Stock Exchange (NYSE) from February 23rd, 2012 onwards.

3.	To approve compensation policy to Board Members who participate in ancillary committees of the Board of Directors, according to the proposal filed in the Company’s headquarters.

4.	To approve, pursuant to article 28, item “p” of the Company’s Bylaws, the renewal of the financing with Banco do Brasil S.A., by its subsidiary

Ipiranga Produtos de Petróleo S.A., with principal amount of R$ 409,500,000.00 (four hundred and nine million, five hundred thousand Reais).

5.	The members of the Board of Directors were updated about strategic projects of the Company’s subsidiaries.

Observations: The deliberations were approved, with no amendments or qualifications, by all the Board Members present, except for Board Member Renato Ochman, who abstained from voting.

As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the undersigned members present, as well as by the members of the Fiscal Council. aa) Paulo Guilherme Aguiar Cunha – Chairman; Lucio de Castro Andrade Filho – Vice President; Ana Maria Levy Villela Igel; Paulo Vieira Belotti; Olavo Egydio Monteiro de Carvalho; Nildemar Secches; Renato Ochman; Thilo Mannhardt; Luiz Carlos Teixeira – Board Members; Flavio Cesar Maia Luz; Mario Probst; Raul Murgel Braga; Wolfgang Eberhard Rohrbach; Antonio Carlos Ramos Pereira – Fiscal Council Members.

I hereby declare that this is a true and faithful copy of the minutes of the meeting, which has been entered in the appropriate registration book.

Paulo Guilherme Aguiar Cunha
Chairman

Item 3

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly Traded Company

CNPJ nº 33.256.439/0001- 39                          NIRE 35.300.109.724

MINUTES OF THE FISCAL COUNCIL’S MEETING (02/2012)

Date, Time and Location:

February 15th, 2012, at 2 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luis Antônio, nr 1343, 9th floor, in the City and State of São Paulo.

Attendance:

Members of the Fiscal Council, duly signed.

Discussed and approved matters:

1.
The members of the Fiscal Council unanimously expressed a favorable opinion about the Company’s financial statements and management report for the year 2011, as well as the proposal for the destination of net earnings of the year and distribution of dividends to shareholders under the terms presented by the Company’s management.

2.
Pursuant to legal requirements and to the Charter of the Fiscal Council, having examined the matters in the meeting held on February 14th, 2012 and based on the unqualified opinion by the independent auditors, dated February 15th, 2012 the Fiscal Council issued its report, as attached (Annex A).

As there were no further matters to be discussed, the meeting was closed and the minutes of this meeting were read and approved by all the undersigned members present.

Flavio César Maia Luz	Mario Probst
Raul Murgel Braga	Wolfgang Eberhard Rohrbach
Antonio Carlos Ramos Pereira

(Minutes of the Fiscal Council’s meeting of Ultrapar Participações S .A., held on February 15th , 2012)

ANNEX A
REPORT OF THE FISCAL COUNCIL

The Fiscal Council of Ultrapar Participações S.A., pursuant to legal and statutory provisions, analyzed the Management Report and the Financial Statements (parent company and consolidated) for the year ended December 31st, 2011. Based on the assessment made and considering the report with an unqualified opinion by the independent auditors, KPMG Auditores Independentes, dated February 15th, 2012, the Fiscal Council attests that the mentioned documents, as well as the proposal for destination of net earnings for the period, including dividend distribution, are ready to be presented in the Annual General Shareholders’ Meeting.

Item 4

ULTRAPAR PARTICIPAÇÕES S.A.

NOTICE TO SHAREHOLDERS

Distribution of dividends

We hereby announce that the Board of Directors of Ultrapar Participações S.A., at a meeting held on February 15th, 2012, approved the distribution of dividends, payable from the net earnings account for the fiscal year 2011, in the amount of R$ 273,453,044.40 (two hundred seventy-three million, four hundred fifty-three thousand, forty-four Reais and forty cents), to be paid from March 2nd, 2012 onwards, without remuneration or monetary adjustment. This distribution, in addition to the intermediary distribution of R$ 251,949,346.80 (two hundred fifty-one million, nine hundred forty-nine thousand, three hundred forty-six Reais and eighty cents) paid in August 2011, totals R$ 525,402,391.20 (five hundred twenty-five million, four hundred and two thousand, three hundred ninety-one Reais and twenty cents) in dividends for the fiscal year ended December 31st, 2011. The proposal of the 2011 net earnings destination will still be subject to approval in the Company’s annual shareholders’ meeting.

The holders who own common shares as of the dates informed below will receive the dividend of R$ 0.51 per share.

The record date to establish the right to receive the dividend will be February 22nd, 2012 in Brazil, and February 27th, 2012 in the United States of America. Therefore, from February 23rd, 2012 onwards the shares will be traded "ex-dividend" on both the São Paulo Stock Exchange (BM&FBovespa) and the New York Stock Exchange (NYSE).

São Paulo, February 15th, 2012.

André Covre
Chief Financial and Investor Relations Officer
ULTRAPAR PARTICIPAÇÕES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2012
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	Name:André Covre
	Title:	Title:Chief Financial and Investor Relations Officer

(Earnings release; Board of Directors Minutes; Fiscal Council Minutes; Notice to Shareholders)